UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bluforest Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

09641Q108
(CUSIP Number)

Michael McCarthy
c/o Global Environmental Investments Ltd.
Calle 101 y Av 105
Belize City, Belize, Central America
Telephone: 011 93762530
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09641Q108

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Global Environmental Investments Ltd.

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	SC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Belize

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	42,000,000 shares of common stock

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	42,000,000 shares of common stock

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	42,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	40.31%(1)

14.	Type of Reporting Person (See Instructions)	CO

(1) Based on 104,193,166 shares of Common Stock as disclosed by the Company to be outstanding in their Form 8-K filed October 4, 2012

Item 1.       Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed on May 21, 2012 (the “Original 13D”) and Amendment No. 1 to the Original 13D (“Amendment No. 1”) filed on May 30, 2012 (“Amendment No. 1”) filed by Global Environmental Investments Ltd. (the “Reporting Person”), with respect to the Common Stock, $0.001 par value, of Bluforest Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at Ave. Republica del Salvador y Shyris Edificio Onix piso 10-C Quito Ecuador.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the  Original Schedule 13D and/or Amendment No.1.

Except as specifically amended by this Amendment No. 2, items in the Original 13D and Amendment No. 1 remain unchanged.

Item 5 (a) and (c)  are replaced in their entirety to read:

Item 5.	Interest in Securities of the Issuer

(a)           Beneficial Ownership

As of October 4, 2012 the Reporting Person beneficially owns a total of 42,000,000 shares of common stock of the Issuer directly in its name which represents 40.31% of a total of 104,193,166 shares of Common Stock as disclosed by the Issuer to be outstanding in their Form 8-K filed on October 4, 2012.

 (c)           Transactions within the Past 60 Days

On October 4, 2012, the Issuer and the Reporting Person reached an agreement whereby the Reporting Person agreed to return a total of 23,000,000 shares of the common stock of the Issuer to the Issuer for cancellation. The Issuer did not pay any consideration for the shares to be returned to treasury.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2012
Date

/s/ Michael McCarthy
Signature

Michael McCarthy, President and Director
Name/Title